CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

03003596

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

January 2, 2003

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JAN 13 2003
WASH. D.C. 165 SECTION

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

dlw 2/4

j:\mjk\ltrs\sec-ltr.doc

CI Funds

CI Funds®

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds reports improved sales, asset growth

TORONTO (December 4, 2002) – CI Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net sales of $241 million in November 2002.

Gross sales for November of $548 million included $297 million in sales arising from the conversion of segregated fund assets into mutual fund assets. During the month, CI changed the underlying funds of a number of CI-administered segregated funds, replacing funds managed by outside investment firms with CI mutual funds. According to Investment Funds Institute of Canada practice, these assets are counted as net sales in the month the switch was made.

Once those assets are excluded, CI had net redemptions of $56 million, a 33% improvement from the previous month and a 55% improvement from redemptions in September 2002.

Total fee-earning assets were $34.6 billion at November 30, 2002, an increase of 3.5% from the previous month. Total fee-earning assets included mutual fund assets under management of $28.4 billion and segregated fund assets of $1.4 billion.

"This was the second consecutive month of asset growth, reflecting the gains in major markets since they hit a bottom for the year-to-date on October 9," said Stephen A. MacPhail, Chief Operating Officer.

Funds with strong net sales include the CI Value Trust Fund, managed by Bill Miller, CEO of Legg Mason Funds Management, Inc. and one of the most successful fund managers in the United States. As portfolio manager of the U.S.-based Legg Mason Value Trust, he is the only equity mutual fund manager to have outperformed the S&P 500 Index in each of the last 11 calendar years. At November 30, 2002, he was on track to extend his record for another year, as Legg Mason Value Trust was outperforming the index by 446 basis points for the year-to-date.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds.

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For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145

CI Funds

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**
December 12, 2002

CI AMENDS NORMAL COURSE ISSUER BID

Toronto, December 12, 2002 - The Toronto Stock Exchange (the "TSX") today accepted CI Fund Management Inc.'s amendment to its notice to proceed with a normal course issuer bid through the facilities of the TSX.

The notice previously provided that CI may, during the 12 month period commencing May 27, 2002 and ending May 26, 2003, purchase on the TSX up to a total of 9,780,972 common shares for cancellation representing approximately 10% of the public float at the time of the notice. The amendment provides that during the 12 month period commencing May 27, 2002 and ending May 26, 2003, CI may purchase on the TSX up to a total of 11,711,500 common shares for cancellation, being 5% of the issued and outstanding common shares.

CI believes that the market price of the common shares may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects.

To the best of the knowledge of the directors and senior officers of CI, no director, senior officer, associate of a director or senior officer, or person holding 10% or more of the common shares of CI intends at present to sell common shares during the course of this bid. However, sales by such persons through the facilities of the TSX or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose common shares are purchased would be the same as the benefits available to all other holders whose common shares are purchased.

Since the commencement of the purchases under the normal course issuer bid on May 27, 2002, CI has purchased 9,780,972 of its common shares at an average price of $10.64 per common share.

For further information, contact:

Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer,
and Chief Financial Officer
CI Fund Management Inc.
Tel. No.: (416) 364-1145

CI Funds

FOR IMMEDIATE RELEASE **(TSX: CIX)**

CI announces portfolio management changes to several small cap funds

TORONTO (December 13, 2002) – CI Mutual Funds Inc. ("CI") today announced several portfolio management changes, including the appointment of two highly rated Canadian small cap managers.

New to CI's fund management lineup are accomplished money managers Ted Whitehead, AVP and Senior Portfolio Manager at MFC Global Investment Management (Canada), and John Sartz, president of Viking Capital Corp. Both managers will assume responsibility for several funds effective immediately.

"These appointments are part of CI's ongoing commitment to offer the best available investment managers," said Peter W. Anderson, CI President. "These men are two of Canada's leading small cap managers and they offer a wealth of expertise and experience in this area.

"We are also strengthening CI's already impressive lineup of small cap fund managers, which includes Howson Tattersall and UBS Canada."

In addition, the changes relieve CI's Signature Funds group of its small cap fund management duties, allowing the team to focus on its core equity and balanced fund mandates, Mr. Anderson noted.

Veteran portfolio manager John Sartz will apply his value approach to Signature Explorer Fund and Signature Explorer Sector Fund (which are being renamed CI Explorer Fund and CI Explorer Sector Fund), Clarica MVP Growth Fund and the Insight Canadian Small Cap Pool. He replaces Robert Lyon of CI's Signature Funds group.

Mr. Sartz has more than three decades of investment industry experience, including the management of Canadian and global small cap funds for Bolton Tremblay Funds and Global Strategy Investment Funds. Most recently, he has managed the Discovery Fund, a pooled fund offered by Viking that focuses on small Canadian companies. When compared to other Canadian small cap funds, the Discovery Fund has first-quartile performance over the one, two and three-year periods ending October 31, 2002, and has significantly outperformed both the S&P/TSX Composite Index and the Nesbitt Burns Small Cap Index.

Ted Whitehead will become lead manager of Clarica Growth Fund, Clarica Alpine Growth Equity Fund and their segregated fund equivalents, replacing Robert Lyon. Mr. Whitehead has 12 years of investment industry experience, including three years as lead manager of several Canadian small cap funds, which have first-quartile performance over

the one, two and three-year periods ending October 31, 2002, and which have outperformed the benchmark indexes by a wide margin.

In addition, the following changes affecting CI's Insight Program® are effective immediately:

- Kim Shannon of Sionna Investment Managers Inc. will replace Eric Bushell of CI's Signature Funds group as lead manager of the Insight Canadian Value Pool.

- Derek Webb of Webb Capital Management LLP will become lead manager of the Insight Canadian Growth Pool, replacing Eric Bushell.

- Peggy Adams of MFS Institutional Advisors, Inc. will become lead manager of the Insight U.S. Growth Pool, replacing Eric Bushell.

- William Priest of Steinberg, Priest & Sloane Capital Management, LLC will become lead manager of the Insight Global Small Cap Pool, replacing Andrew Waight of Signature Funds.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $34.6 billion in fee-earning assets as of November 30, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI's website is www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Pour diffusion immédiate **(TSX : CIX)**

CI annonce des changements de gestionnaires de portefeuilles pour plusieurs fonds de petites capitalisations

TORONTO (13 décembre 2002) – CI Mutual Funds Inc. ("CI") a annoncé aujourd'hui ses changements dans la gestion de plusieurs portefeuilles, ainsi que la nomination de deux gestionnaires de première classe de petites capitalisations canadiennes.

Les nouveaux venus dans la gestion de la gamme de fonds CI sont les gestionnaires financiers accomplis Ted Whitehead, VPA et gestionnaire de portefeuille principal chez MFC Global Investment Management (Canada), et John Sartz, président de Viking Capital Corp. Dès maintenant, les deux gestionnaires assumeront la responsabilité de plusieurs fonds.

"Ces nominations font partie de l'engagement de CI de vous offrir les meilleurs gestionnaires de portefeuilles disponibles" a déclaré Peter W. Anderson, président de CI. "Ces hommes sont deux des gestionnaires de petite capitalisation les plus en vue du Canada et ils nous offrent une expertise et une expérience très riche dans ce domaine".

"Nous sommes aussi en train de raffermir la gamme déjà impressionnante de gestionnaires de fonds de petites sociétés, qui comprend aussi Howson Tattersall et UBS Canada."

En outre, ces changements soulagent le Groupe de Fonds Signature CI de ses responsabilités pour la gestion de fonds à petite capitalisation, permettant ainsi à l'équipe de se concentrer sur ses fonds d'actions canadiennes et équilibrés de base, souligne M. Anderson.

Le gestionnaire de portefeuille chevronné John Sartz appliquera sa démarche axée sur la valeur pour les Fonds explorateur Signature et secteur explorateur Signature (qui ont été rebaptisés Fonds explorateur CI et Fonds secteur explorateur CI), le Fonds PDG – Fonds de croissance Clarica et le Fonds canadien de petites sociétés Prestige. Il remplace ainsi Robert Lyon du groupe de Fonds Signature.

Mr. Sartz a plus de trois décennies d'expérience dans le domaine des placements, incluant la gestion des Fonds canadiens et internationaux de petite capitalisation pour Bolton Tremblay Funds et Global Strategy Investment Funds. Plus récemment, il a géré le Fonds Découverte, un Fonds commun de placement offert par Viking qui se concentre sur les petites sociétés canadiennes. Lorsqu'on le conpare aux autres fonds canadiens de petite capitalisation, le Fonds Découverte a enregistré un rendement de premier quartile sur la période de un, deux et trois ans se terminant le 31 octobre 2002. Le Fonds a aussi enregistré des résultats nettement supérieurs à l'indice composite S&P/TSX et l'indice BMO Nesbitt Burns Petites sociétés.

Ted Whitehead deviendra le gestionnaire principal du Fonds de croissance Clarica, du Fonds d'actions de croissance Alpin Clarica et de leurs Fonds distincts équivalents, en remplacement de Robert Lyon. M. Whitehead a 12 années d'expérience dans le domaine des placements, incluant trois ans en tant que gestionnaire principal de plusieurs fonds canadiens de petite capitalisation, qui ont affiché un rendement de premier quartile pour leurs rendements sur un, deux et trois ans pour la période se terminant le 31 octobre 2002, et qui devancent les indices de référence par une forte marge.

En outre, nous effectuons les changements suivants dans notre Programme Prestige®:

- Kim Shannon de Sionna Investment Managers Inc. remplacera Eric Bushell à titre de gestionnaire principale du Fonds canadien de valeur Prestige.

- Derek Webb de Webb Capital Management LLP deviendra le gestionnaire principal du Fonds canadien de croissance Prestige, remplaçant Eric Bushell.

- Peggy Adams de MFS Institutional Advisors deviendra la gestionnaire principale du Fonds américain de croissance Prestige, remplaçant Eric Bushell.

- William Priest de Steinberg, Priest and Sloane Capital Management, deviendra le gestionnaire principal du Fonds mondial de petites sociétés Prestige, remplaçant Andrew Waight du Groupe Signature.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion indépendante sous contrôle canadien, qui avait un actif sous gestion d'environ 34,6 milliards de dollars au 30 novembre 2002. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100% admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. Vous pouvez trouver CI sur le web à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, veuillez communiquer avec:
Peter W. Anderson
Président
CI Mutual Funds Inc.
Tél.: (416) 364-1145

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com

82-4994

CI Funds®

news release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE
December 16, 2002

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, December 16, 2002 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

Rate:	$0.60 per unit
Payable Date:	January 15, 2003
Record Date:	December 31, 2002

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\2002\ddjdec16.doc

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com

CI Funds

news release

TSX Symbol: BOI.UN

FOR IMMEDIATE RELEASE
December 18, 2002

BPI GLOBAL OPPORTUNITIES II FUND ANNOUNCEMENT REGARDING DISTRIBUTION TO UNITHOLDERS

Toronto, December 18, 2002 – BPI Global Opportunities II Fund (the "Fund") announced today that it will not be making an annual distribution to unitholders.

The Fund, managed by CI Mutual Funds Inc., a wholly-owned subsidiary of CI Fund Management Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (BOI.UN) which invests in a globally diversified portfolio of stocks, bonds and other securities.

For further information, contact:
David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7

Web: www.cifunds.com

82-4994

CI Funds®

news release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE
December 31, 2002

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 31, 2002 - DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution to unitholders.

Rate:	$0.60 per unit
Payable Date:	January 15, 2003
Record Date:	December 31, 2002

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145